UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34920 / May 22, 2023

In the Matter of:

Silver Point Specialty Lending Fund
Silver Point Specialty Credit Fund Management, LLC
Silver Point Capital Fund, L.P.
Silver Point Capital Offshore Fund, Ltd.
Silver Point Capital Offshore Master Fund, L.P.
Silver Point Capital, L.P.
Silver Point Distressed Opportunities Fund, L.P.
Silver Point Distressed Opportunities Offshore Fund, L.P.
Silver Point Distressed Opportunities Offshore Master Fund, L.P.
Silver Point Distressed Opportunity Institutional Partners, L.P.
Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.
Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.
Silver Point Distressed Opportunities Management, LLC
Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P.
Silver Point Distressed Opportunity Institutional Partners II, L.P.
SP Distressed Opportunity IP II Intermediate, L.P.
Silver Point Distressed Opportunity Institutional Partners II Master Fund (Offshore), L.P.
Silver Point Distressed Opportunity Institutional Partners II Master Fund, L.P.
Silver Point Distressed Opportunity Institutional Partners II Management, LLC
Silver Point Select Opportunities Fund A, L.P.
Silver Point Specialty Credit Fund II, L.P.
Silver Point Specialty Credit Fund II (Offshore), L.P.
Silver Point Specialty Credit Fund II (Offshore) B, L.P.
Silver Point Specialty Credit Fund II (Offshore) C, L.P.
Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.
Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.
Silver Point Specialty Credit Fund II Management, LLC
Silver Point Specialty Credit Silver Star Fund, L.P.
Silver Point Specialty Credit Silver Star Fund Management, LLC
Silver Point Loan Funding, LLC
Silver Point Loan Funding Management, LLC
Silver Point Specialty Credit Fund III (Offshore), L.P.
Silver Point Specialty Credit Fund III Management, LLC
Silver Point Specialty Credit Fund III, L.P.
Silver Point Specialty Credit III Master Fund (Offshore), L.P.
Silver Point Specialty Credit III Master Fund, L.P.

Silver Point RR Manager, L.P.
Silver Point CLO 1, Ltd.
Silver Point CLO 2, Ltd.

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830

812-15364

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Silver Point Specialty Lending Fund, et al. filed an application on July 1, 2022, and amendments to the application on October 25, 2022, and March 10, 2023, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On April 24, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34893). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Silver Point Specialty Lending Fund, et al. (File No. 812-15364) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary